Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AtriCure, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (in thousands)

As of September 30, 2013

	Nine Months ended September 30,	Fiscal Years
	2013	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$(6,468)	$(7,484)	$(5,425)	$(3,773)	$(16,554)	$(10,225)
Fixed charges to add to earnings:
Interest expense	359	702	643	751	622	332
Amortization of financing costs	69	100	171	111	190	32
Rent interest factor (1)	156	197	169	157	161	142

Total fixed charges	584	999	983	1,019	973	506
Earnings before income taxes and fixed charges	$(5,884)	$(6,485)	$(4,442)	$(2,754)	$(15,581)	$(9,719)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Ratio of earnings to fixed charges is not applicable as the Company is deficient in earnings by $5,884, $6,485, $4,442, $2,754, $15,581, and $9,719 for the nine months ended September 30, 2013 and fiscal years ending 2012, 2011, 2010, 2009, and 2008, respectively.

(1)	Approximately one-third of rental expense is deemed representative of the interest factor.